UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

________________________

SCHEDULE TO
(RULE 14d-100)

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1) of
the Securities Exchange Act of 1934

________________________

Amrecorp Realty Fund II
(Name of Subject Company)

Robert J. Werra
(Names of Filing Persons - Offeror)

Units of Limited Partnership Interest
(Title of Class of Securities)

None
(Cusip Number of Class of Securities)

Robert J. Werra 2800 North Dallas Parkway Suite 100 Plano, Texas 75093 Telephone: (972) 836-8000	Copies to: C. William Blair, Esq. Kelly Hart & Hallman LLP 201 Main Street, Suite 2500 Fort Worth, Texas 76102 Telephone: (817) 878-3553

(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of Filing Persons)

Calculation Of Filing Fee

Transaction Valuation*	Amount of Filing Fee*
$1,445,800	$44.39

*
For purposes of calculating amount of filing fee only. The transaction valuation is based on the offer to purchase 14,458 units of limited partnership interest of Amrecorp Realty Fund at a purchase price of $100.00 per unit. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, is the Transaction Value multiplied by 0.0000307.

☐ Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:
Form or Registration No.:	Date Filed:

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒ third-party tender offer subject to Rule 14d-1.

☐ issuer tender offer subject to Rule 13e-4.

☒ going-private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This combined Tender Offer Statement on Schedule TO and Rule 13E-3 Transaction Statement on Schedule 13E-3 (the “Schedule TO”) is filed by Robert J. Werra (the “Purchaser”). This Schedule TO relates to the offer by the Purchaser to purchase all outstanding units of limited partnership interest (the “Units”) of Amrecorp Realty Fund II, a Texas limited partnership (the “Partnership”), at $100.00 per Unit, in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 10, 2006 (the “Offer to Purchase”), and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1)(i) and (a)(1)(ii), respectively (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

This Schedule TO also constitutes a Schedule 13E-3 in accordance with General Instruction I to Schedule 13E-3 and General Instruction J to Schedule TO.

Item 1. Summary Term Sheet.

The information set forth in the Offer to Purchase under the caption “Summary Term Sheet” is incorporated herein by reference.

Item 2. Subject Company Information.

(a)  The name of the subject company is Amrecorp Realty Fund II, a Texas limited partnership. The principal executive offices of the Partnership are located at 2800 N. Dallas Parkway, Suite 100, Plano, Texas 75093, having telephone number (972) 836-8000.

(b)  The information set forth in the Offer to Purchase under the caption “Introduction” is incorporated herein by reference.

(c)  The information set forth in the Offer to Purchase under the caption “The Offer—Section 6. Certain Information concerning the Partnership—Market for the Units” is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

(a)  The information set forth in the Offer to Purchase under the caption “The Offer—Section 5. Certain Information Concerning Robert J. Werra” is incorporated herein by reference.

(b)  Not applicable

(c)  The information set forth in the Offer to Purchase under the caption “The Offer—Section 5. Certain Information Concerning Robert J. Werra” is incorporated herein by reference.

Item 4. Terms of the Transaction.

(a)  The information set forth in the Offer to Purchase under the captions “Summary Term Sheet;” “Introduction;” “The Offer—Section 1. Terms of the Offer; —Section 2. Acceptance for Payment; Payment; and —Section 3. Procedure for Tendering Units;” and “Special Factors—Material Federal Income Tax Consequences” are incorporated herein by reference.

The accounting treatment of the Offer is not material.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

(a) The information set forth in the Offer to Purchase under the caption “The Offer—Section 6. Certain Information Concerning the Partnership—Related Party Transactions” is incorporated herein by reference.

(b) The information set forth in the Offer to Purchase under the caption “Special Factors—Background and Reason for the Offer” is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

(a) The information set forth in the Offer to Purchase under the caption “Special Factors—Background and Reasons for the Offer” is incorporated herein by reference.

(c)    (1)-(2) The information set forth in the Offer to Purchase under the caption “Special Factors—Background and Reasons for the Offer” is incorporated herein by reference.

(3)-(4) Not applicable

(5)-(7) The information set forth in the Offer to Purchase under the caption “Special Factors—Possible Effects of the Offer” is incorporated herein by reference.

Item 7. Sources and Amount of Funds or Other Consideration.

(a)- (b) The information set forth in the Offer to Purchase under the caption “The Offer—Section 7. Source and Amount of Funds” is incorporated herein by reference.

(d) Not applicable

Item 8. Interest in Securities of the Subject Company.

(a) The information set forth in the Offer to Purchase under the caption “The Offer—Section 6. Certain Information Concerning the Partnership—Partnership Units Outstanding” is incorporated herein by reference.

(b) Not applicable.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

(a) Not applicable

Item 10. Financial Statements.

(a) Not applicable.

(b) Not applicable.

Item 11. Additional Information.

(a) (1) The information set forth in the Offer to Purchase under the caption “Special Factors—Potential Conflicts of Interest” is incorporated herein by reference.

(2)-(3) The information set forth in the Offer to Purchase under the caption “The Offer—Section 11. Certain Legal Matters; Regulatory Approvals” is incorporated herein by reference.

(4) Not applicable.

(5) Not applicable.

(b) The information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference.

Item 12. Exhibits.

(a)(1)(i)  Offer to Purchase dated May 10, 2007.

(a)(1)(ii)  Form of Letter of Transmittal.

(a)(1)(iii)  Letter from Robert Werra to the limited partners of Amrecorp Realty Fund II, dated May 10, 2007.

(b)    Not applicable.

(d)     Management Agreement between Univesco, Inc. and Amrecorp Realty Fund II, dated October 20,  2004, incorporated by reference to Exhibit 99(d)(2) to Schedule 13E-3 filed by the Purchaser with  respect to the Partnership on March 2, 2007.

(g)     Not applicable.

(h)    Not applicable.

Item 13. Information Required by Schedule 13E-3.

Schedule 13E-3, Item 2. Subject Company Information.

(d)  The information set forth in the Offer to Purchase under the caption “The Offer—Section 6. Certain Information Concerning the Partnership” is incorporated herein by reference.

(e)  Not applicable

(f)  Not applicable

Schedule 13E-3, Item 4. Terms of the Transaction.

(c)  Not applicable.

(d)  The information set forth in the Offer to Purchase under the captions “Summary Term Sheet” and “The Offer—Section 10. Dissenter’s Rights of Appraisal” is incorporated herein by reference.

(e)  The Purchaser has not made any provision in connection with the Offer to grant unaffiliated holders of Units access to the Partnership’s files or to obtain counsel or appraisal services at the expense of the Purchaser.

(f)  Not applicable.

Schedule 13E-3, Item 5. Past Contacts, Transactions, Negotiations and Agreements.

(c)  The information set forth in the Offer to Purchase under the captions “Special Factors—Background and Reasons for the Offer; and —Potential Conflicts of Interest” and “The Offer—Section 6. Certain Information Concerning the Partnership” is incorporated herein by reference.

(e)  Not applicable.

Schedule 13E-3, Item 6. Purposes of the Transaction and Plans or Proposals.

(b)  The information set forth in the Offer to Purchase under the caption “Special Factors—Background and Reasons for the Offer” is incorporated herein by reference.

(c) (8) The information set forth in the Offer to Purchase under the caption “Special Factors—Possible Effects of the Offer” is incorporated herein by reference.

Schedule 13E-3, Item 7. Purposes, Alternatives, Reasons and Effects.

(a)  The information set forth in the Offer to Purchase under the caption “Special Factors—Background and Reasons for the Offer” is incorporated herein by reference.

(b)  The information set forth in the Offer to Purchase under the caption “Special Factors—Background and Reasons for the Offer” is incorporated herein by reference.

(c)  The information set forth in the Offer to Purchase under the caption “Special Factors—Background and Reasons for the Offer” is incorporated herein by reference.

(d)  The information set forth in the Offer to Purchase under the caption “Special Factors—Possible Effects of the Offer; and —Material Federal Income Tax Consequences” is incorporated herein by reference.

Schedule 13E-3, Item 8. Fairness of the Transaction.

(a)-(d) The information set forth in the Offer to Purchase under the caption “Special Factors—Fairness of the Offer” is incorporated herein by reference.

(e)  Not applicable.

(f)  The information set forth in the Offer to Purchase under the caption “Special Factors—Background and Reasons for the Offer” is incorporated herein by reference.

Schedule 13E-3, Item 9. Reports, Opinions, Appraisals and Negotiations.

(a)  The information set forth in the Offer to Purchase under the captions “Special Factors—Background and Reasons for the Offer; and —Valuation of Units” is incorporated herein by reference.

(b)  (1) The information set forth in the Offer to Purchase under the caption “Special Factors—Background and Reasons for the Offer; and —Valuation of the Units” is incorporated herein by reference.

(2)-(3) Deverick & Associates is a regional commercial and residential real estate firm that has provided appraisal, mortgage brokerage, consulting and review services in Texas and Oklahoma since 1986. The clients of Deverick & Associates include large and small companies, banks, mortgage companies, insurance companies, pension funds, real estate investment trusts, real estate developers, and management and advisory companies. The firm provides local commercial and residential real estate expertise on properties of virtually every type and nature in key markets in Texas and Oklahoma. Furthermore, Deverick & Associates provides a database of regional market information and ensures a consistent methodology for each property valuation. The Partnership selected Deverick & Associates based upon their expertise in commercial real estate valuation.

(4) The Partnership engaged Deverick & Associates in December 2006 to value the Chimney Square apartments in connection with the proposed sale of the apartments to an affiliate of the Partnership’s general partner and paid Deverick & Associates $3,500 for the appraisal services. Previously, in 2004, Deverick & Associates provided its appraisal services to the Partnership as part of the refinancing of the Chimney Square apartments property and received $5,000 for these services. Other than these engagements, there has been no material relationship between Deverick & Associates or its affiliates and the Partnership or its affiliates, nor is any material relationship contemplated.

(5) The Purchaser determined the amount of consideration to be paid in the Offer.

(6) The information set forth in the Preliminary Consent Solicitation Statement on Schedule 14A filed with the Securities and Exchange Commission by the Partnership on March 2, 2007, under the caption “Special Factors—Independent Appraisal” is incorporated herein by reference.

(c)  The appraisal prepared by Deverick & Associates will be made available for inspection and copying at the principal executive offices of the Partnership during its regular business hours by any holder of the Units or such holder’s representative designated in writing.

Schedule 13E-3, Item 10. Sources and Amounts of Funds or Other Considerations.

(c)  The information set forth in the Offer to Purchase under the caption “The Offer—Section 12. Fees and Expenses” is incorporated herein by reference.

Schedule 13E-3, Item 12. The Solicitation or Recommendation.

(d)  Not applicable.

(e)  The information set forth in the Offer to Purchase under the caption “Special Factors—My Position Regarding the Offer” is incorporated herein by reference.

Schedule 13E-3, Item 13. Financial Statements.

(a)-(b) The information set forth in the Offer to Purchase under the caption “The Offer—Certain Information Concerning the Partnership—Summary Historical Financial Data” is incorporated herein by reference. The financial statements in Item 8 in Part II of the Partnership’s Annual Report on Form 10-K for the year ended December 31, 2006, and in Item 1 in Part I of the Partnership’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2007, are incorporated herein by reference.

Schedule 13E-3, Item 14. Persons/Assets, Retained, Employed, Compensated or Used.

(b)  Except for Partnership resources used to prepare the Partnership’s response to the offer on Schedule 14D-9, no officer, class of employees or partnership assets of the Partnership have been or will be employed or used in connection with the Offer.

Schedule 13E-3, Item 16. Exhibits.

(c)  Appraisal of the Chimney Square apartments conducted by Deverick & Associates as of January 2, 2007, incorporated by reference to Exhibit 99(c) to Schedule 13E-3 filed by the Purchaser with respect to the Partnership on March 2, 2007.

(f)  Not applicable.

SIGNATURE

After due inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 10, 2007

____/s/ /Robert J. Werra________
              Robert J. Werra

EXHIBIT INDEX

Index No.

(a)(1)(i) Offer to Purchase dated May 10, 2006.

(a)(1)(ii) Form of Letter of Transmittal.

(a)(1)(iii) Letter from Robert Werra to the limited partners of Amrecorp Realty Fund II, dated May 10, 2007.